[Basic Earth Science Systems, Inc. Letterhead]
March 14, 2007
Mark Wojciechowski
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010
Dear Mr. Wojciechowski:
In response to the comment letter dated February 22, 2007 we have addressed each of the five points that the SEC raised and provided our response to each point below.
1.	With respect to Note 13 – Unaudited Oil and Gas Reserve Information on page 41 of our Form 10-KSB for the fiscal year ended March 31, 2006 (fiscal 2006) we stated that the Company elected not to incur the additional expense of evaluating properties that contributed marginally to production. The properties in question are, in fact, proved developed producing and contributed only 7 percent of the Company’s oil production and 4 percent of its gas production during fiscal 2006. The capital costs associated with these properties are included in the full cost pool and are being depleted as the production from these properties is included in the depletion calculation (in the numerator) using the units-of-production method. The impact of including the reserves for these marginal properties in the denominator of the units-of-production ratio would be negligible. Also, since the capital costs associated with these marginal properties are included in the full cost pool but not in the Company’s reserves, there would be no impact on the ceiling test.
2.	In response to the SEC’s point regarding the certifications pursuant to Section 302 of the Sarbannes-Oxley Act of 2002, so as to be in compliance with Item 601(b)(31) of Regulation S-B, in future filings we will strike the identification of the certifying individual at the beginning of the certification so that Exhibit 31.1 will read:
“I, Ray Singleton, hereby certify that: ...”
And Exhibit 31.2 will read:
“I, David Flake, hereby certify that: ...”
In addition, in paragraphs 2, 3 and 4 of the same certifications we will strike the words “annual” and “quarterly” from the Forms 10-KSB and 10-QSB reports, respectively, when referring to the report in question.
3.	With respect to the SEC’s point regarding the Company’s EBITDA disclosure in Management’s Discussion and Analysis and Plan of Operation (MD&A) on page 8 of the Form 10-QSB for the quarterly period ended December 31, 2006 we would like to point out that, while we report the Accretion of Asset Retirement Obligation as a separate line item in the Consolidated Statement of Operations, most companies include this accretion expense in the Depreciation, Depletion and Amortization amount. As such, in order to make our EBITDA amount comparable with those companies that choose to include the accretion expense in their DD&A expense we have excluded the accretion expense from our EBITDA number and made the readers aware of that fact by way of the reconciliation between net income and EBITDA.

[Basic Earth Science Systems, Inc. Letterhead]
For purposes of further clarification we propose that, in the future, the first sentence of the “EBITDA” paragraph would read:
“The Company’s earnings before interest, taxes, depreciation, depletion and amortization, which includes the accretion of asset retirement obligation, ...”
4.	With respect to the SEC’s point regarding the exclusion of recurring items from a non-GAAP performance measure, EBITDA, by definition, excludes interest, taxes, depreciation, depletion and amortization which are all recurring items.

The Company includes EBITDA in its MD&A because it is a useful performance measure utilized by securities analysts, individual investors, rating agencies and various lenders as a performance measure when comparing profitability trends between companies and industries. Because Basic Earth has approximately 75 percent of its assets in property and equipment, EBITDA removes the impact of financing large capital investments and depreciation from the analysis, and can be used to compare the profitability trends of, say, capital-intensive companies such as Basic Earth to less capital-intensive companies, say those in the high-tech industry.

In addition, within a specific industry, EBITDA can be a useful tool for “apples-to-apples” comparisons. For example, EBITDA as a percent of sales revenue can be used to find companies that are the most efficient operators within an industry. Also, this performance measure can be very useful to the company’s creditors, since EBITDA is essentially the income that a company has available for interest payments.
5.	The Company believes that EBITDA is a widely accepted financial indicator that provides management additional information about our ability to meet future requirements for debt service, capital expenditures and working capital. In summary, the Company includes EBITDA as an additional performance measure and provides full disclosure as to how the measure is calculated and that it is not meant to be a substitute for operating income or any other GAAP measures for determining the Company’s operating performance.

Sincerely,
Basic Earth Science Systems, Inc.

/s/ David Flake
David Flake
Chief Financial Officer